Mail Stop 6010



      May 31, 2005



Mr. Jeffrey M. Soinski
Chief Executive Officer
Specialized Health Products International, Inc.
585 West 500 South
Bountiful, UT 84010


      Re:	Specialized Health Products International, Inc.
Form 10-KSB for the Year Ended December 31, 2004
Form 10-QSB for the Quarter Ended March 31, 2005
		File No. 000-26694

Dear Mr. Soinski:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the Year Ended December 31, 2004

Item 6. Management`s Discussion and Analysis or Plan of
Operations,
page 17

Years Ended December 31, 2004 and 2003, page 21

1. On page 22 of your MD&A and in your Forms 8-K dated March 9,
2005
and May 10, 2005, you disclose various non-GAAP financial measures such as net income (loss) excluding certain items and operating expenses excluding certain items. While these types of disclosure may be helpful in describing same operating results from period to period, they remove focus from the excluded items. In this regard, we have the following comments:

* Please revise future filings to discuss changes in your GAAP-based results, identifying those unique or material transactions or events that contributed to the changes.

* Alternatively, if you elect to retain the current disclosures, revise future filings to comply with the requirements of Item 10(h)
of Regulation S-B relating to non-GAAP financial measures in documents filed with the Commission, including providing the reconciliations of the measures to the most directly comparable GAAP measures and the appropriate disclosures regarding your use of the non-GAAP measures. Refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

* In the Forms 8-K, the discussion of non-GAAP measures is more prominent than the discussion of the GAAP measures. Revise future filings to present, with equal or greater prominence, the GAAP measures and the related discussions.

Please provide us with a sample of the disclosures you intend to include in future filings.

Item 8A. Controls and Procedures, page 32

2. We note your disclosure that "the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to that which is required to be included in our periodic SEC filings." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise future filings to limit your conclusion to state simply whether the disclosure controls and procedures were effective. However, if you elect to retain qualifying language in your disclosure, revise so that the language is fully consistent with the definition of disclosure controls and procedures contained in Rule 13a-15(e).

3. Please tell us and revise your disclosure in future filings concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting during the quarter being reported on that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting. Refer to
Item 308(c) of Regulation S-B.

Consolidated Statements of Operations, page F-5

4. We note that you recorded $1.3 million in patent litigation expenses in 2003 and recorded a liability for the same amount. We note your disclosures on pages 23 and F-8 that the current portion of accrued litigation expenses will not require the use of cash to pay the liability. We also note your disclosures on pages 16 and F-16 that the $1.3 million was your estimate of the portion of costs associated with BD`s suit against Tyco Healthcare and that Tyco will withhold against the royalties due to you through 2005, and that you are not a party to the patent infringement lawsuit.

* Please tell us why you believe it is appropriate to recognize expense and a liability for this litigation in accordance with SFAS
5. Discuss how you determined the $1.3 million amount, and also support your conclusion that the liability should be recognized in 2003.

* You state that your obligations relating to this liability will be paid through the holdback of up to 50 percent of future royalties. However, you also disclose the potential that Tyco will be prohibited from selling the product, which would impact your future royalties.
Tell us whether you would have any further obligation to reimburse Tyco for legal expenses if the royalties are not sufficient to cover your obligations due.

* With respect to your disclosure on page 23 that this liability will not require the use of cash, please revise future filings to clarify that the liability will be reduced or paid through royalties received from Tyco / Kendall.


Note 2. Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

5. Please tell us and revise future filings to discuss in further detail your revenue recognition policy with respect to products and royalties. Discuss any rights of return or other post-shipment obligations you may have. With respect to royalties, discuss how you determine when the related products have been sold by third parties.

Note 5. Stock Options, page F-16

6. We note that in 2004, you gave your current directors and employees holding stock option grants the option to surrender those stock options in exchange for an immediate grant of shares of restricted common stock. We note that you have recorded a deferred compensation charge for the shares of restricted stock, which will be amortized over the vesting period of the restricted stock. However, it does not appear that you intend to account for the exchange using variable accounting. Tell us how you considered paragraphs 43 and 45-47 of FIN 44 as well as Issues 36(a) and 39(a) of EITF 00-23 in concluding that variable plan accounting is not required.


* * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tom Dyer, Staff Accountant, at (202) 551-
3641,
Kevin Vaughn, Reviewing Accountant, at (202) 551-3643 or me at
(202)
551-3327 if you have any questions.

							Sincerely,


							Michele Gohlke
							Branch Chief

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Mr. Jeffrey M. Soinski
Specialized Health Products International, Inc.
May 31, 2005
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